Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended and
deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.
Commission File No. 0-30035

For Immediate Release
June 16, 2004

Hewitt Contacts:
Investor Contact: Jennifer Rice (847) 295-5000, investor.relations@hewitt.com
Media Contact: Kelly Zitlow (847) 442-7662, kelly.zitlow@hewitt.com

Exult Contacts:
Investor Contact: John Adams (949) 856-8841, investor.relations@exult.net
Media Contact: Alexandra Gallo (949) 856-8638, alexandra.gallo@exult.net

Hewitt and Exult to Combine to Create Global Leader in HR Outsourcing

LINCOLNSHIRE, IL and IRVINE, CA—Hewitt Associates, Inc. (NYSE: HEW), a global human resources (HR) outsourcing and consulting firm, and Exult, Inc. (NASDAQ: EXLT), a leading provider of HR business process outsourcing, today announced their boards of directors approved a definitive agreement for Hewitt and Exult to merge. Under the terms of the agreement, Exult stockholders will receive 0.20 shares of Hewitt Class A common stock, on a tax-free basis, for each Exult share (approximately $6.30 per Exult share based on yesterday's closing price).

Following the merger, Hewitt will be the global leader in the rapidly growing HR business process outsourcing (BPO) industry with enhanced growth prospects. It will be the only organization capable of offering total HR BPO services—benefits, payroll, HR information systems, recruiting, learning and other HR services—on an integrated basis with complete HR consulting expertise. Based on current estimates, combined revenues will approach $3.0 billion in fiscal 2005. The transaction is expected to increase revenue growth rates, enhance future profitability, and create long-term value for clients and stockholders of Hewitt and Exult.

"This is a truly outstanding combination," said Dale Gifford, Hewitt Chairman and CEO. "The addition of Exult's comprehensive service mix, Six Sigma expertise and delivery capabilities to Hewitt's integrated HR outsourcing and consulting solutions and operating capabilities, will create a true leader with the most flexible and broad HR solution. We'll be a one-stop shop for all HR services, and can provide this on an integrated basis through a leverageable operating model. We are very excited about the possibilities this combination creates for our clients and for both companies," he continued.

Exult founder and CEO Jim Madden, who will focus on integration and transition, as well as business development efforts for the combined company's broader HR BPO business, said, "Over the last six years, Exult has pioneered the development of HR-led business process outsourcing. Combining Exult with Hewitt, renowned as a premier HR outsourcing and consulting firm, creates a wealth of exciting growth opportunities, as well as operational and client acquisition synergies. This strategic merger is a testament to the fast-growing market for HR BPO and reinforces the importance of HR domain knowledge in this marketplace."

Strategic Benefits of the Combination

The combination of Hewitt and Exult has four key benefits:

•
A leadership position in a key growth segment—HR BPO.

    Independent industry analysts estimate that the broader HR outsourcing marketplace is the fastest growing area within BPO. The merged organization will establish a leading position in the HR BPO business serving more than 18 million participants from more than 300 companies with benefits outsourcing; more than 600,000 employees from 21 client organizations with broader HR outsourcing, including benefits, payroll and HR administration; and more than 2,300 companies with HR consulting.

•
The most comprehensive, flexible solution in the marketplace.

    This combination uniquely positions the new organization to offer clients the entire spectrum of outsourcing and consulting solutions, with unmatched flexibility to craft a tailored client solution. The merger expands the organization's global presence and brings together many additional service capabilities, including recruiting and staffing, global mobility, time and attendance, learning and development, and accounts payable and expense administration solutions. In addition, Exult brings process rationalization, scoping expertise and vendor management capabilities. These capabilities, combined with Hewitt's full suite of HR consulting services, make Hewitt the only organization capable of offering a flexible end-to-end solution, from strategy and design to administration and outsourcing.

•
Unmatched execution, excellence and experience.

    The combined organization will have deep-rooted experience in implementing and providing outsourcing services to hundreds of large, complex companies on a global basis, resulting in increased operational functionality and efficiency. The combined company will have a greater number of large employer HR outsourcing clients than any other firm, and deeper HR content and process knowledge.

•
Scale and increased financial strength.

    The combined company will have unmatched scale in HR BPO, with a unique business model, and enhanced growth prospects. The combined infrastructure will more efficiently support future growth in HR BPO.

Financial Outlook

On a stand-alone basis for fiscal 2004, Hewitt continues to expect net revenues to increase 10%–11% from fiscal 2003 revenues of $2.0 billion. The revenue growth forecast continues to be approximately 10%–12% growth in Outsourcing, from $1.2 billion in fiscal 2003, and 4%–8% growth in Consulting, from $734 million in fiscal 2003. Hewitt continues to expect core earnings per share in fiscal 2004 in the low $1.30s. Cash flow from operations after capital expenditures but before acquisitions for fiscal 2004 is expected to be between $160 million and $175 million.

For fiscal 2005, before the effects of this acquisition, Hewitt expects total net revenue growth of 6%–9%. The revenue growth forecast comprises approximately 7%–10% growth in Outsourcing and 4%–8% growth in Consulting. On this basis, the company expects fiscal 2005 core earnings per share growth of approximately 15% and cash flow from operations after capital expenditures but before acquisitions between $175 million and $190 million.

With the addition of Exult, Hewitt expects revenue to increase by approximately 35%, including more than 50% growth in Outsourcing for fiscal 2005, relative to Hewitt's expected fiscal 2004 revenue. The company expects to generate operating synergies of approximately $25 million in fiscal 2005, reaching approximately $30 million annually beginning in fiscal 2006. The company currently estimates the amortization of intangible assets to initially be slightly more than $20 million annually and one-time integration and retention costs to be approximately $20 million in fiscal 2005 and approximately $10 million in fiscal 2006, with no meaningful impact thereafter.

The transaction is expected to be approximately 2% dilutive to core earnings per share in fiscal 2005 and neutral in 2006, after excluding the amortization of intangible assets and one-time integration and retention costs. Dilution to reported earnings per share, which includes expenses related to the amortization of intangible assets and one-time integration and retention costs, is expected to be approximately 15% in fiscal 2005 and approximately 10% in fiscal 2006.

The company presents core earnings, a non-GAAP financial measure, to provide information on a basis that excludes pre-tax charges of $39 million for fiscal 2003, an estimated $18–$20 million in each of fiscal 2004 and 2005, and approximately $13–$15 million in fiscal 2006, related to the amortization of the one-time, IPO-related grant of restricted stock to employees. Core earnings per share also include the shares issued in the one-time, IPO-related grant as if they had been outstanding from the beginning of fiscal 2002.

Leadership and Integration

Hewitt's board of directors will increase from 10 to 12 with the addition of two of Exult's outside directors, including Steve Denning, managing partner of General Atlantic Partners LLC, a leading global direct investment firm, and a founding investor in Exult.

Exult's operations will be merged into Hewitt's existing HR outsourcing business, which will continue to be led by Hewitt's outsourcing leader, Bryan Doyle. Kevin Campbell will lead the broader BPO business within Hewitt's HR outsourcing business. Senior Exult leaders, including Stephen Unterberger, Michael Salvino, Richard Jones, and other members of Exult's senior operating management team, will join the combined company and assume similar leadership responsibilities in the merged HR outsourcing business.

Transaction Terms and Additional Information

The transaction is subject to stockholder and regulatory approval, and is currently expected to close around the end of Hewitt's fiscal year, September 30, 2004.

Exult's largest shareholder, General Atlantic Partners LLC, and certain Exult executives have entered into stockholder agreements in which they have agreed to vote their shares in favor of the transaction.

As part of the transaction Hewitt acquires Exult's net operating loss (NOL) carry forward (currently estimated at $160 million) which is expected to reduce Hewitt's cash taxes in the future.

Approximately $40 million related to settlement outlays for Exult's current outstanding employee stock options and incentive plans is expected to be incurred by Exult at or prior to closing.

Hewitt's financial advisor on the transaction is Goldman, Sachs & Co., and its legal advisor is Jones Day. Exult's financial advisor on the transaction is Morgan Stanley & Co. Incorporated, and its legal advisor is Gibson, Dunn & Crutcher.

Share Repurchase and Secondary Offering

Hewitt also announced that its board of directors has authorized the company to repurchase up to an aggregate amount of $150 million of Hewitt's Class A, B and C common shares, depending on market conditions and other customary factors, given the continued strong cash position and expected future cash flows of the combined companies. Expectations described in the financial outlook section exclude the effect of any share repurchase.

As a result of this merger, Hewitt has postponed its previously announced secondary offering for current and former employees, which was expected to be completed in fiscal 2004.

Conference Call

At 7:15 a.m. (CDT) today, the companies will conduct a joint conference call and Webcast with investors to discuss the transaction. To participate in the call, please dial (888) 428-4478. Outside of the United States, dial (651) 224-7558. The live presentation also is accessible through the Investor Relations section of Hewitt's and Exult's Web sites at www.Hewitt.com and www.Exult.com, respectively. The Webcast will be archived on the site for approximately one month. During the call, management will discuss certain non-GAAP financial measures. Refer to Hewitt's fiscal second quarter press release dated May 4, 2004, for a full reconciliation of core earnings to GAAP earnings. The press release is posted on the Investor Relations section of www.Hewitt.com.

About Hewitt

Hewitt (www.Hewitt.com) is a leading global human resources outsourcing and consulting firm. It provides services from offices in 38 countries.

About Exult

Exult (www.Exult.com) is a leading provider in the HR-led BPO market. Meeting an increasingly critical need for Global 500 companies, Exult provides comprehensive Human Resources outsourcing solutions and expertise in high volume business processes, including related Finance and Accounting and Procurement offerings.

This release and related investor presentation materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the expected results of operations and benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of Hewitt and the Form S-3 of Exult filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt and Exult free of charge at the SEC's website, www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc., 100 Half Day Rd., Lincolnshire, IL 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

This communication is not a solicitation of a proxy from any security holder of Hewitt or Exult. Hewitt and Exult, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Hewitt and Exult security holders in favor of the proposed transaction. Information regarding the security ownership and other interests of Hewitt's and Exult's executive officers and directors will be included in the joint proxy statement/prospectus.